As filed with the Securities and Exchange Commission on December 23, 1999
                           Registration No. 333-78591
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Post Effective Am.2

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                    under the
                             SECURITIES ACT OF 1933


                         Streamedia Communications, Inc.
                (Name of small business issuer in its character)


            Delaware                                          7375                               22-3622272
     (State or jurisdiction of                       (Primary Standard Industrial             (I.R.S. Employer
incorporation or organization)                       Classification Code Number)              Identification Number)

                               James Douglas Rupp
                         Streamedia Communications, Inc.
                              244 West 54th Street
                               New York, NY 10019
                                 (212) 445-1700

                   (Address and telephone number of principal
               executive offices and principal place of business)


                               James Douglas Rupp
                         Streamedia Communications, Inc.
                              244 West 54th Street
                               New York, NY 10019
                                 (212) 445-1700

            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

Louis E. Taubman, Esq.                          Bruce A. Cheatham, Esq.
Kogan & Taubman, LLC                            Winstead Sechrest & Minick, P.C.
39 Broadway, Suite 2250                         5400 Renaissance Tower
New York, NY 10006                              1201 Elm Street
(212) 425-8200                                  Dallas, Texas 75270
(212) 482-8104 FAX                             (214) 745-5400
                                               (214) 745-5390 FAX

Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

(Registration Statement cover page cont'd)


                         Calculation of Registration Fee (1)

   Title of Each Class of               Amount to be      Proposed Maximum             Proposed
Maximum               Amount
of
Securities to be Registered            Registered      Offering Price per Unit      Aggregate Offering Price
Registration Fee

                                           0                     0                               0
Units                                      0                    $0                               0
$   0

Common Stock, par
value $0.001                               0                    0
0                      0

Redeemable Common Stock
Purchased Warrants                          0                    0
0                      0

Common Stock, par
Value $0.001                               0                   $0                                0
$   0

Underwriter's Warrants                     0                   $0                                0
$   0

Units Underlying the
Underwriter's Warrants                     0                  $0                                 0
$   0

Common Stock, par
Value $0.001                               0                  0
0                      0

Redeemable Common Stock
Purchase Warrants                          0                  0
0                      0

Common Stock, par
Value $0.001                               0                  $0                                 0
$   0
-------------------                        ------               ------                         --------
---------

Total                                                                                          $ 0
$    0



     (1) No Units or shares are being registreed with this Registration Statement. See "Explanatory Note"

                                   EXPLANATORY NOTE

This document was erroneously filed via EDGAR on December 21, 1999, as a post-effective amendment, pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the "Act"), to a Registration Statement that had not yet been filed. The sole purpose of this Amendment No. 1 is to (i) remove any and all information contained herein or in the original filing dated December 21, 1999, and (ii) withdraw this filing from the public record. All information or references contained herein or in the original filing dated December 21, 1999 should be disregarded.

                                INDEX TO EXHIBITS


Exhibit
Number            Exhibit

1.1*        Form of Underwriting Agreement
1.2**       Certificate of Registrant as to payment of additional
            registration fee
5.1**       Opinion of Kogan & Taubman, LLC
23.1**      Consent of Kogan & Taubman, LLC (included in Exhibit 5.1)
23.2**      Consent of Grant Thornton LLP
24.1*       Power of Attorney


*Incorporated  by reference to the Registrant's  Registration  Statement on Form
 S-3 (Registration No. 333-78591).

**Previously filed with the 462b dated December 21, 1999.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 23, 1999.

                                              Streamedia Communications, Inc.


                                              By: __/s/Gayle Essary________
                                           Gayle Essary, Chairman of the Board



                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Gayle Essary and James Douglas Rupp, and each for them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                 Title                                 Date

___/s/ Gayle Essary __                  Chairman of the Board                 December 23, 1999
----------------------
    Gayle Essary                        (Principal Executive Officer)


____/s/James Douglas Rupp               President and CEO, Director           December 23, 1999
    James Douglas Rupp                  (Principal Operating Officer)


___/s/ Nicholas Malino__                Chief Financial Officer and Director  December 23, 1999
    Nicholas J. Malino                   (Principal Financial Officer)


/s/ David J. Simonetti
--------------------------------------  Director                              December 23, 1999

    David J. Simonetti